                                                                 EXHIBIT 99.1(b)

EXECUTIVE COMPENSATION

  The following table summarizes the compensation paid or accrued by the Company for services rendered during fiscal 1997, 1996 and 1995 to the Company's Chief Executive Officer and to the Company's three Managing Directors, the only other executive officers whose total salary and bonus exceeded $100,000 during the year ended December 31, 1997.


                          SUMMARY COMPENSATION TABLE


                                                                       LONG-TERM
                                     ANNUAL COMPENSATION              COMPENSATION
                                    --------------------    --------------------------------
                                                             PERFORMANCE       SECURITIES
 NAME & PRINCIPAL                                              STOCK           UNDERLYING     SPP LOAN      ALL OTHER
    POSITION               YEAR     SALARY(1)   BONUS(2)      AWARDS(3)      OPTIONS/SARS(4)  AWARDS(5)  COMPENSATION(6)
-----------------          ----     --------   ---------    ------------     --------------  ---------  ---------------
Martin E. Stein, Jr.       1997     $275,000   $197,500       $265,800          270,300       $186,338      $17,325
 Chairman and Chief        1996      252,391    225,000       $168,000                0        186,338       35,439
 Executive Officer         1995      240,000    144,400              0                0        103,950       24,331

Bruce M. Johnson           1997      180,000    104,400        132,900          139,600         84,083       18,143
 Managing Director         1996      145,076    115,000         84,000                0         84,083       20,753
 and Chief Financial       1995      135,000     71,400              0                0         41,580       15,142
 Officer

Robert C. Gillander, Jr.   1997      175,000    100,000        116,288          139,600         80,502       16,480
 Managing Director         1996      137,500    108,900         73,500                0         80,502       19,266
 Investment Group          1995      125,000     60,000              0                0         41,580       14,175

James D. Thompson          1997      175,000    100,000        107,981          139,600         71,185       16,795
 Managing Director         1996      129,826    103,000         68,250                0         71,185       18,929
 Operations Group          1995      121,000     62,100              0                0         36,383       13,930

_________________________
(1) Includes amounts deferred under the 401(k) feature of the Company's profit sharing plan.
(2) Bonuses for the year ended December 31, 1997 were paid 100% in cash; for the year ended December 31, 1996 bonuses were paid 45% in cash and 55% in stock; and for the year ended December 31, 1995 bonuses were paid 40% in cash and 60% in stock.
(3) Consists of the fair market value of restricted stock awards on December 31, 1997 and December 31, 1996, the date of grants. Awards were earned by cumulative annual shareholder return exceeding 15% beginning January 1, 1995, when the program was implemented. Awards vest 34%, 33% and 33% on the first, second and third anniversary date of the grant provided that the executive is employed by the Company or any affiliate on the date of vesting. The executive is entitled to dividends and voting rights on unvested shares. Shares representing the full amount of the awards listed above, held by the named executives are as follows: Mr. Stein, 16,000 shares; Mr. Johnson, 8,000 shares; Mr. Gillander, 7,000 shares; and Mr. Thompson, 6,500 shares. There is currently no additional restricted stock available for management.
(4) Stock options granted for previous years performance that vest over 5 years (Annual Options), and stock options granted related to the Company=s Stock Purchase Plan (SPP Shares and SPP Matching Options), that vest over 1 and 9 years depending upon shares owned by the executive after 5 years, and certain financial performance measures B see Stock Purchase Plan included in the Executive Compensation section for specifics related to options granted and vesting terms.
(5) Represents amounts earned by the named executive officers in the form of loan forgiveness in accordance with the terms of the Stock Purchase Plan that is part of the Company's 1993 Long Term Omnibus Plan, based upon FFO per share growth greater than 7%, annual shareholder return of 15% or more and cumulative return of 20% or more since January 1, 1996.
(6) Includes contributions in the form of stock to the Company's profit sharing and 401(k) plan, the profit sharing portion of which was based on the attainment of predetermined levels of funds from operations per share. The profit sharing and 401(k) match amount for each executive officer was $13,750 in 1997 and 1996, and $11,448 in 1995 and 1994. Also includes amounts allocated in 1996 and 1995 to a deferred compensation plan as follows: Mr. Stein, $19,879 and $11,073; Mr. Johnson, $5,193 and $1,884;
     Mr. Gillander, $3,706 and $917; and Mr. Thompson, $3,369 and $672. The remainder consists of: (a) annual Christmas compensation of $1,000, and
     (b) excess term life insurance premiums.

   EMPLOYMENT AGREEMENTS. The Company has entered into a three-year employment agreement with Martin E. Stein, Jr., the Company's President and Chief Executive Officer, providing for an annual base salary and participation in the Company's executive compensation plans on the same terms as other executive officers. The agreement, which was effective in October 1993, will be renewed automatically for an additional year on each anniversary date thereof so that the remaining term will be three years, unless either party gives written notice of non-renewal. The agreement provides for Mr. Stein to receive base salary and incentive compensation for the remainder of the term of the agreement in the event that he is terminated, his responsibilities are materially reduced or the Company's headquarters are relocated from Jacksonville, Florida as a result of a sale, merger or other change of control of the Company. The Company has entered into agreements with Messrs. Johnson, Gillander and Thompson that provide for the payment of salary and benefits for a specified period in the event of a change of control only.

   STOCK PURCHASE PLAN. To align the interest of management with the Company's shareholders, the Company has implemented a stock purchase plan ("SPP") as part of its Long-Term Omnibus Plan to encourage stock ownership by management. Management purchased 226,000 shares under this program during 1993 and 1996 at fair market value at the time of purchase. The stock purchases were funded by SPP loans from the Company (averaging 92% of the purchase price) and cash provided directly from management. These SPP loans are fully secured by a portion of the stock purchased, have full recourse to management, are interest only (due quarterly) with fixed rates of interest of 7.34% to 7.79%, and mature in 10 years. As part of the program, a portion of the loans may be forgiven annually based on annual per share FFO growth of greater than 7%, total annual shareholder return of at least 15%, and cumulative total annual shareholder return of 20% or more since January 1, 1996.

   In 1997, the Company granted the executive officers the option for 2 years to purchase approximately 198,000 shares ("SPP Shares") at $25.25 per share, the stock price on the grant date, 65,300 of which are subject to certain financial performance goals. The Company will loan the participants 95% of the purchase price at an interest rate equal to the lower of 6% or the dividend rate. The loans will be secured by stock, will be full recourse to the employee, and will mature in 10 years. On January 12, 1998, the executive officers exercised 132,700 SPP Shares. The 1997 SPP loan does not provide for loan forgiveness.

   In 1997, the Company granted the executive officers 396,000 SPP Matching Options, which expire in 10 years. These options are vested after 9 years. The vesting may be accelerated if the executive exercises the options to purchase the SPP Shares and then holds those shares in accordance with the plan over 5 years. The Company also granted 95,100 options to the executive officers in 1997 based upon 1996 performance (Annual Options). Annual Options vest over 5 years and expire after 10 years. The SPP Matching Options and the Annual Options have an exercise price equal to $25.25 per share, the stock price on the grant date. Annual options accrue dividends (Dividend Equivalents) based on the Company's annual dividend less the average dividend yield of the S&P 500 for the corresponding year. Dividend Equivalents are converted into common stock immediately and vest over 5 years.

  The following table sets forth as of March 1, 1998, the amounts outstanding under the SPP loan program due from each of the Company's executive officers.

                                                                   LARGEST BALANCE
                                    SPP LOAN BALANCE          DURING FISCAL YEAR ENDED
     EXECUTIVE OFFICER                MARCH 1, 1998               DECEMBER 31, 1997
     -----------------              ----------------          ------------------------
     Martin E. Stein, Jr.             $1,511,180                    $651,662
     Bruce M. Johnson                    943,114                     314,767
     Robert C. Gillander, Jr.            926,406                     294,479
     James D. Thompson                   903,140                     261,896


  STOCK OPTIONS. The following table sets forth information concerning the value of unexercised options as of December 31, 1997 held by the executive officers named in the Summary Compensation Table above.


                AGGREGATED OPTION EXERCISES DURING FISCAL 1997
                       AND OPTION YEAR-END VALUES TABLE


                             NUMBER OF                  NUMBER OF UNEXERCISED    VALUE OF UNEXERCISED
                              SHARES          VALUE          OPTIONS AT        IN-THE-MONEY OPTIONS AT
                          ACQUIRED UPON      REALIZED    DECEMBER 31, 1997        DECEMBER 31, 1997
                           EXERCISE OF         UPON         EXERCISABLE/            EXERCISABLE/
        NAME                 OPTIONS         EXERCISE      UNEXERCISABLE            UNEXERCISABLE
        ----             --------------     ---------  ----------------------  -----------------------

Martin E. Stein, Jr.         5,556          $149,328      78,044 (E) /            $289,933 (E) /
                                                           226,700 (U)             $552,581 (U)
Bruce M. Johnson             4,198          $112,812      41,502 (E) /            $ 91,171 (E) /
                                                           109,900 (U)             $267,881 (U)
Robert C. Gillander, Jr.     4,198          $112,812      41,502 (E) /            $ 89,652 (E) /
                                                           109,900 (U)             $267,881 (U)
James D. Thompson            3,857          $103,662      39,843 (E) /            $ 83,723 (E) /
                                                           109,900 (U)             $267,881 (U)


The following table sets forth information with respect to option grants to the executive officers named in the Summary Compensation Table above during 1997 and the potential realizable value of such option grants. See Stock Purchase Plan for discussion of stock options granted during 1997.

                       OPTION GRANTS DURING FISCAL 1997



                               NUMBER OF OPTIONS    % OF TOTAL OPTIONS   EXERCISE PRICE      EXPIRATION   HYPOTHETICAL VALUE
 EXECUTIVE OFFICER                  GRANTED        GRANTED DURING 1997     ($/SHARE)            DATE        AT GRANT DATE
 -----------------             -----------------   -------------------   --------------      ----------   ------------------

Martin E. Stein, Jr.                270,300             21.6%              $25.25            1-13-2007        $842,610
Bruce M. Johnson                    139,600             11.2%              $25.25            1-13-2007         435,814
Robert L. Gillander, Jr.            139,600             11.2%              $25.25            1-13-2007         435,814
James D. Thompson                   139,600             11.2%              $25.25            1-13-2007         435,814

(1) The estimated present value at grant date of options granted during 1997 has been calculated using the Black-Scholes option pricing model, based upon the following assumptions: estimated time until exercise of 5.7 years; a risk-free interest rate of 6.3%; a volatility rate of 21%; and a dividend yield of 6.3%. The approach used in developing the assumptions upon which the Black-Scholes valuation was calculated is consistent with the requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The actual value of the options may be significantly different, and the value actually realized, if any, will depend upon the excess of the market value of the Common Stock over the option exercise price at the time of exercise.


  COMPENSATION OF DIRECTORS. In 1997, the Company paid an annual fee of $17,000 to each of its non-employee Directors, plus $2,500 per year for service on a Board committee ($3,000 per year for chairing a committee). Directors' fees are currently paid in shares of Common Stock, unless the Director elects to receive all or any portion of the fees in cash. Non-employee Directors also receive non-qualified options to purchase 1,000 shares of Common Stock at the end of each year and may elect to participate in a stock purchase matching program that provides for a stock value match equal to 50% of the stock purchased by the Director, limited to $10,000 per year. The options vest one year after grant and have a term of ten years and an exercise price equal to the greater of the fair market value of the Common Stock on the date of grant or the average trading price of the Common Stock on the 20 business days preceding the date of grant.